UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

12014195

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68821

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Berenberg Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 State Street, 9th Floor
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew John Holder 617-292-8222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, Andrew John Holder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berenberg Capital Markets LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXANDRA D. SWAFFIELD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 3, 2018

Signature

Chief Executive Officer and President

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietorss Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditors' Report

To the Members of
Berenberg Capital Markets LLC
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Berenberg Capital Markets LLC (the "Company") as of December 31, 2011 that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Berenberg Capital Markets LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

March 9, 2012

Berenberg Capital Markets LLC

Statement of Financial Condition

December 31, 2011	
Assets	
Cash	$5,079,293
Accounts receivable	2,241,746
Property and equipment, net	716,042
Prepaid expenses and other current assets	96,595
	$8,133,676
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	$1,601,442
Taxes payable	232,000
Deferred rent expense	182,011
Total Liabilities	2,015,453
Commitment (Note 4)	
Members' Equity	6,118,223
	$8,133,676

See accompanying notes to statement of financial condition.

1. Business

Berenberg Capital Markets LLC ("Company"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a registered member of the Financial Industry Regulatory Authority ("FINRA") as of November 9, 2011, incorporated on December 8, 2010 and commenced operations on January 1, 2011. The Company is engaged primarily in introducing customers to a foreign affiliate. The Company is wholly-owned by Berenberg Americas, LLC ("Parent").

The Company does not hold funds or securities for customers and does not carry accounts of customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

The Company is related through ownership to Joh.Berenberg, Gossler & Co. KG, also known as Berenberg Bank, a German financial institution based in Hamburg with the Parent as the intermediary holding company.

The Company provides customer referral services to Berenberg Bank ("Affiliate"), which entitles the Company to receive revenue through a Cost-plus contractual agreement.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC").

Property and Equipment

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease (ranging from 1-10 years), using the straight-line method.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and those differences could be material.

3. Property and Equipment, Net

At December 31, 2011, property and equipment, net consisted of:

	Estimated Useful Life	Amount
Leasehold improvements	Lease term	$224,093
Computers and equipment	3-5 years	332,096
Furniture and fixtures	7 years	214,612
		770,801
Less: Accumulated depreciation and amortization		(54,759)
		$716,042

4. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1, except for new member ratio is 8 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2011, the Company had regulatory net capital and a minimum regulatory net capital requirement of $609,683 and $250,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.63 to 1 at December 31, 2011.

5. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through March 9, 2012, the date the statement of financial condition was available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's statement of financial condition.

Berenberg Capital Markets LLC

Statement of Financial Condition
December 31, 2011

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

Berenberg Capital Markets LLC

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